SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, New York 10017

August 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mellissa Campbell Duru

Re:                 Petrohawk Energy Corp.

Schedule 14D-9

Filed July 25, 2011

Schedule 14D-9/A filed July 27 and 28, 2011

File No. 05-59801

Ladies and Gentlemen:

On behalf of our client, Petrohawk Energy Corporation (“Petrohawk”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 1, 2011 (the “Comment Letter”), with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Petrohawk with the Commission on July 25, 2011 and amended on July 27 and July 28, 2011 (as amended, the “Schedule 14D-9”).

Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) with the Commission electronically via the EDGAR system today.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Petrohawk’s responses thereto.

Schedule 14D-9

Background of the Offer; Reasons for the Board’s Recommendation, page 10

1.                                      Please supplement your disclosure to clarify the financial advisor’s “perspectives” regarding a third party’s ability and desire to make a competitive proposal. Your disclosure should discuss the conclusions, if any, reached by the advisors with respect to the likelihood of third party competitive bids and the Board’s consideration of such information.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Board’s Recommendation—Background of the Offer” on pages 2-3 of the Schedule 14D-9 Amendment (see #7 on such pages).

2.                                      Please supplement your disclosure to clarify any material aspects of the five year plan that were considered by the Board. Clarify for example, how the business opportunities and challenges projected under the plan were considered by the Board in its contemplation of the terms of the offer.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Board’s Recommendation—Background of the Offer” on page 3 of the Schedule 14D-9 Amendment (see #8 on such page).

3.                                      You disclose that Mr. Wilson indicated to the Board his belief that the offer price was the highest per share price BHP Billiton was prepared to offer. You further note that this belief was premised on discussions Mr. Wilson had with Mr. Yeager. Further supplement your disclosure to clarify which discussions and the items discussed that led Mr. Wilson to believe that BHP Billiton was not prepared to offer a higher per share price.

Response

In response to the Staff’s comment, the Company has included additional disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Board’s Recommendation—Background of the Offer” on pages 3-4 of the Schedule 14D-9 Amendment (see #10 and #11 on such pages).

4.                                      Further to our comment above. Clarify whether the Board discussed presenting a counter-proposal to the $38.75 per share counter-offer conveyed by Mr. Yeager. If so, disclose the conclusions of the Board, other than Mr. Wilson’s, regarding the risk of seeking a higher per share price in a subsequent round of negotiations.

Response

In response to the Staff’s comment, the Company has included additional disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Board’s Recommendation—Background of the Offer” on page 4 of the Schedule 14D-9 Amendment (see #11 on such page).

5.                                      We note that Mr. Yeager’s tentative counter-offer on June 20 was subject to approval by the boards of BHP Billiton Limited and BHP Billiton Plc. Please revise to clarify whether Mr. Wilson received confirmation that the boards of BHP Billiton Limited and/or BHP Billiton Plc had approved the terms of Mr. Yeager’s counter -offer prior to Petrohawk delivering its letter of acceptance of such terms on June 21.

Response

In response to the Staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Board’s Recommendation—Background of the Offer” on page 4 of the Schedule 14D-9 Amendment (see #12 on such page).

Reasons for the Recommendation, page 16

Strategic Alternatives, page 16

6.                                      Clarify further how the Board considered the various strategic alternatives listed and why the Board ultimately rejected such alternatives.

Response

In response to the Staff’s comment, the Company has included additional disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Board’s Recommendation—Reasons for the Recommendation” on page 4 of the Schedule 14D-9 Amendment (see #14 on such page).

Compensation Matters Related to the Offer, A-46

7.                                      Please update your disclosure to confirm, if correct, that independent directors of Compensation Committee of the Board have approved the various arrangements related to employment compensation, severance and other employee benefit arrangements negotiated between the bidders and the various parties to such agreements in compliance with Exchange Act Rule 14d-10(d).

Response

In response to the Staff’s comment, the Company has updated the disclosure to confirm such matters under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements

between the Company and its Executive Officers, Directors and Affiliates—Retention Agreements” and under “Annex A. Information Statement.  Executive Compensation—Compensation Matters Related to the Offer—Retention Agreements” on pages 1 and 9 of the Schedule 14D-9 Amendment (see #1 and #33 on such pages, respectively).

In connection with the Comment Letter and Petrohawk’s responses thereto, Petrohawk acknowledges that

•                  Petrohawk is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Petrohawk may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Please do not hesitate to contact me at 212-455-2225 with any questions or comments you may have.

Very truly yours,

/s/ Eric M. Swedenburg
Eric M. Swedenburg

cc:	David S. Elkouri
Petrohawk Energy Corporation

Lee A. Meyerson, Esq.
Simpson Thacher & Bartlett LLP